Exhibit 2.1

Execution

AGREEMENT AND PLAN OF MERGER

by and between

RENESAS ELECTRONICS CORPORATION

and

INTERSIL CORPORATION

dated as of

September 12, 2016

-i-

(continued)

-ii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated September 12, 2016, is by and between Renesas Electronics Corporation, a Japanese corporation (“Parent”) and Intersil Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, on or about the time of the execution of this Agreement, Parent will incorporate a direct subsidiary under Delaware law named Chapter One Company, a Delaware corporation (“Merger Sub”) and promptly following its incorporation, Parent will cause Merger Sub to become a Party to this Agreement by executing the Joinder Agreement;

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of Class A common stock, $0.01 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby (the “Transactions”), including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board of Directors has adopted resolutions approving the acquisition of the Company by Parent, the execution of this Agreement and the consummation of the Transactions and declaring advisable and recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”) pursuant to Section 251 of the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Parent and its stockholders;

WHEREAS, the Parent Board of Directors has adopted resolutions approving the acquisition of the Company by Parent, the execution of this Agreement and the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a direct wholly owned subsidiary of Parent. The Merger will have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Pacific Time, at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California, on the third business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, the Parties will cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger will become effective at such time as the Certificate of Merger is duly filed with the DSOS or on such later date and time as is agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Governing Documents. Subject to Section 6.4, at the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation will be amended and restated so as to read in its entirety in the form set forth as the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the certificate of incorporation of the Surviving Corporation will provide that the name of the Surviving Corporation will be the name designated by Parent prior to the Effective Time), and as so amended will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, subject to Section 6.4, the Company and the Surviving Corporation will take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation will be amended so as to read in their entirety as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Officers and Directors of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the individuals designated by Parent prior to the Effective Time shall become the officers and directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors will have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Securities.

(a) Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d), each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 2.1(b) and other than any Dissenting Shares) shall be automatically converted into the right to receive an amount in cash equal to $22.50 plus the amount of any Final Quarterly Dividend in accordance with Section 6.11, if any (the “Per Share Merger Consideration”), in each case, payable as provided in Section 2.2. From and after the Effective Time, all Company Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Company Shares and any dividends payable pursuant to Section 6.11, if any, or the right to exercise Appraisal Rights in accordance with Section 2.3.

(b) Cancellation of Company Common Stock. At the Effective Time, all Company Shares owned by any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock of Merger Sub shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Adjustment. Any number or amount herein that is based upon a number or fraction of shares of Company Common Stock shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date of this Agreement and prior to the Effective Time.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the holders of Company Common Stock for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. Within two business days after the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (the “Exchange Fund”), in

each case, for the sole benefit of the holders of Company Shares. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Per Share Merger Consideration, Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that (1) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (2) no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation (at the election of Parent) on the earlier of (A) one year after the Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. As soon as reasonably practicable, and in any event within three business days, after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates or Book-Entry Shares and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Per Share Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto and a properly executed IRS Form W-8 or W-9, as applicable, or any similar information from the recipients of payments hereunder, Parent shall pay or cause the Exchange Agent to pay to the holder of such Certificate or Book-Entry Share in exchange therefor the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate or Book-Entry Share, within three business days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the applicable Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of

Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following 12 months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Per Share Merger Consideration, payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Merger Sub, or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof and, as contemplated by Section 6.11, at the appropriate payment date, the amount of dividends or other distributions with a record date prior to the Effective Time and a payment date subsequent to such surrender payable in respect thereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3 Dissenter’s Rights.

(a) Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time and held by holders of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and are entitled to demand, and have properly demanded, appraisal of such Company Shares (“Dissenting Shares”) pursuant to, and who have complied in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Per Share Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall be converted into the right to receive payment of the fair value of such Company Shares in accordance with the Appraisal Rights (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall automatically convert into and shall represent only the right to receive the Per Share Merger Consideration payable pursuant to Section 2.1. “Proposed Dissenting Shares” means Company Shares the holder of which provides a demand for appraisal to the Company prior to the Company Special Meeting and does not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights.

(b) The Company shall give prompt notice to Parent of any demands received prior to the Effective Time by the Company for the exercise of Appraisal Rights, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and Parent shall have the opportunity, at Parent’s expense, to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4 Treatment of Company Equity Awards.

(a) Stock Options. At the Effective Time, each outstanding stock option award to purchase shares of Company Common Stock issued by the Company (a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Corporation an amount in cash equal to the product of (x) the aggregate number of Company Shares subject to such Company Option, and (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price under such Company Option. Notwithstanding the foregoing, each Company Option that is outstanding and unexercised as of the Effective Time with a per share exercise price that is equal to or greater than the Per Share Merger Consideration, will, as of the Effective Time, be canceled without the payment of any consideration therefor.

(b) RSUs Generally.

(i) Vested RSUs. Each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time and that becomes vested by the Effective Time (including the Accelerated RSUs, the Director RSUs and the Company MSUs covering Earned MSU Shares) shall be canceled and converted at the Effective Time (after taking into account vesting occurring at the Effective Time) into the right of the holder to receive an amount in cash equal to the sum of (I) the product of (x) the number of shares of Company Common Stock subject to such Company RSU, and (y) the Per Share Merger Consideration and (II) the cash dividend equivalents that have accrued but remain unpaid as of the Effective Time on such Company RSU (the “RSU Payment”).

(ii) Unvested RSUs. Subject to Section 2.4(c) and Section 2.4(d), each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time and that does not become vested by the Effective Time shall be canceled and converted at the Effective Time into an adjusted award having the same terms and conditions as were in effect immediately prior to the Effective Time, including (A) the same vesting schedule (including rights to acceleration of vesting and rights to post-termination vesting in connection with retirement eligibility), (B) the same payment schedule (including any deferral election) and (C) the right to receive dividend equivalents that accrued by the Effective Time, except that such adjusted award shall be in the form of an unfunded, unsecured promise of Parent to deliver to the holder thereof an amount in cash equal to the RSU Payment.

(c) MSUs. With respect to each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time and that would otherwise remain subject to an on-going corporate performance period as of the Closing Date in the absence of the Transactions contemplated by this Agreement (each, a “Company MSU”), the Company shall accelerate the conclusion of the on-going performance period to be the last business day prior to the Closing Date (the “MSU Measurement Date”), and shall measure performance for each such Company MSU using actual performance as of the MSU Measurement Date. With respect to each Company MSU that remains outstanding as of immediately prior to the Effective Time, the holder thereof shall be deemed, as of immediately prior to the Effective Time, to have earned and be fully vested in that number of Company Shares determined based on such actual performance and the payout formula set forth in the applicable award agreement (the “Earned MSU Shares”) and such Earned MSU Shares shall be treated in accordance with Section 2.4(b)(i) above.

(d) Accelerated RSUs & Director RSUs. Each of the following shall become fully vested as of immediately prior to the Effective Time and treated in accordance with Section 2.4(b)(i) above: (i) each Company RSU that is held by an individual serving as a non-employee director of the Company as of immediately prior to the Effective Time (each, a “Director RSU”) and (ii) each Accelerated RSU.

(e) Company ESPP. With respect to the Company ESPP, the Company will take all actions reasonably necessary to provide that:

(i) the maximum number of shares of Company Common Stock that may be purchased pursuant to the Company ESPP during the “Purchase Period” (as defined in the Company ESPP) that is in progress on the date of this Agreement shall be 254,000;

(ii) the maximum number of shares of Company Common Stock that may be purchased pursuant to the Company ESPP during any Purchase Period that commences after the date of this Agreement shall be 254,000 for each such Purchase Period, provided that the duration, frequency and other terms of any such Purchase Periods shall be in accordance with (A) the Company ESPP as of the date of this Agreement and (B) the Company’s past practice;

(iii) on a date determined by the Company Board of Directors that is no later than three Business Days prior to the Effective Time, the outstanding Purchase Period that is in progress on such date shall terminate and be the final Purchase Period under the Company ESPP;

(iv) the accumulated payroll deductions of each participant under the Company ESPP will be used to purchase Company Common Stock on the earlier of (x) the scheduled purchase date for the final Purchase Period and (y) the date that is not less than three Business Days prior to the Effective Time (with any participant payroll contributions not applied to the purchase of shares returned to the participant) (the “Final Purchase Date”); and

(v) the Company ESPP shall terminate as of immediately prior to the Effective Time. Any Company Shares acquired under the Company ESPP prior to or on the Final Purchase Date will be treated as outstanding Company Shares for purposes of Section 2.1.

(f) Company’s Obligations. As soon as reasonably practicable following the date of this Agreement, the Company (and the Company Board of Directors and any applicable committees thereof) and Parent (and the Parent Board of Directors and any applicable committees thereof) will take all actions and adopt such resolutions as may be required to give effect to and accomplish the transactions contemplated by this Section 2.4.

(g) Parent’s Obligations. Parent shall cause the Surviving Corporation to make the payments due under Section 2.4(a) and Section 2.4(b) and Parent shall take all actions necessary to ensure that the Surviving Corporation has cash sufficient to satisfy the payment obligations set forth in this Section 2.4, including, to the extent necessary, depositing with the Surviving Corporation the amounts due under this Section 2.4, including the employer’s share of employment Taxes, at or prior to any applicable vesting or payment date. In each case, the Surviving Corporation shall make all payments due under this Section 2.4 promptly and not later than the time required under the terms of the underlying Company Equity Award (including the time determined by any deferral election and after imposing the minimum delay required to avoid adverse penalties under Code Section 409A).

Section 2.5 Withholding. Parent, Merger Sub and the Surviving Corporation shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to a holder of Company Common Stock or Company Equity Awards pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration pursuant to the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

Section 2.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC since January 1, 2015 and prior to the date of this Agreement (excluding any forward looking disclosures or “risk factors” set forth therein, in each case, other than any specific factual information contained therein) or (ii) correspondingly numbered Section of the disclosure letter delivered by the Company to Parent (and deemed provided to Merger Sub upon execution of the Joinder Agreement) concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Subsidiary of the Company (each, a “Company Subsidiary”) is a direct, or indirect, wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Certificate of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the Company Certificate and the Company Bylaws and equivalent organizational documents, each as amended to date, of each Company Subsidiary that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such Company Certificate, Company Bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights.

(b) As of the close of business on August 30, 2016:

(i) 136,088,911 Company Shares were issued and outstanding;

(ii) no Company Shares were held by any Company Subsidiary;

(iii) no Company Shares were held in the treasury of the Company;

(iv) 2,199,506 Company Shares were subject to outstanding Company Options;

(v) 5,977,102 Company Shares were issuable pursuant to outstanding Company RSUs, Company MSUs (assuming performance is achieved at maximum levels) and Director RSUs;

(vi) up to a maximum of 254,000 Company Shares were subject to outstanding purchase rights under the Company ESPP; and

(vii) no shares of Company Preferred Stock were issued or outstanding.

(c) Except for changes since the date specified in Section 3.3(b) resulting from the exercise of Company Options, the exercise of purchase rights under the Company ESPP or the vesting and settlement of Company RSUs, Company MSUs or Director RSUs outstanding on such date, or actions taken after the date of this Agreement in compliance with this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of capital stock of, or other voting securities or ownership interests in, the Company, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”), other than as described in Section 3.3(b).

(d) There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.

(e) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person that would be material to the

Company and the Company Subsidiaries, taken as a whole. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(f) The per share exercise price for each currently outstanding Company Option is equal to or greater than the per share fair market value of the underlying Company Shares on the applicable grant date as determined in accordance with the applicable Company Equity Plan. Each Company Equity Award was granted under one of the Company Equity Plans.

Section 3.4 Authority Relative to this Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (except for (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the DSOS). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and the due authorization, execution and delivery by Merger Sub of the Joinder Agreement, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board of Directors, at a meeting duly called and held, adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approving and declaring advisable this Agreement and the Transactions on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (iii) resolving to make, subject to Section 5.2, the Company Board Recommendation.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Certificate or the Company Bylaws or the equivalent organizational documents of any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals and the Company Stockholder Approval, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of the Company or a Company Subsidiary, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Company Material Contract, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) any filings as may be required under the rules and regulations of NASDAQ, (ii) the filing of the Proxy Statement with the SEC, (iii) applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (iv) the pre-merger notification requirements of the HSR Act and similar requirements in foreign countries under applicable Antitrust Laws, (v) the provisions of the DGCL, (vi) the submission of a joint voluntary notice relating to the Transactions to CFIUS and any other related filings or requirements under 31 C.F.R. Part 800 and Section 721 of the Defense Production Act of 1950, as amended and codified at 50 U.S.C. Section 4565 (“Section 721”) in order to obtain the CFIUS Approval, (vii) the ITAR/EAR Approval, (viii) the FOCI Requirements (collectively, the “Company Required Approvals”) and (ix) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance.

(a) Each of the Company and the Company Subsidiaries are in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2013, none of the Company, any Company Subsidiary or any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary has (i) used any Company funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the FCPA or any comparable applicable Law.

(c) Notwithstanding anything contained in this Section 3.6, no representation or warranty will be deemed to be made in this Section 3.6 in respect of the matters referenced in Section 3.7(a) or in respect of environmental, Tax, export control, employee benefits, intellectual property or labor matters.

Section 3.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2013 (such documents filed since January 1, 2013 and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “Company SEC Reports”). Each Company SEC Report (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (ii) did not, at the time it was filed (or, if amended prior to the date of this Agreement, as of the date of such amendment) or, with respect to Company SEC Reports filed after the date of this Agreement, will not, subject to the second to last sentence of Section 3.12, contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained in the Company SEC Reports (i) complied as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(c) Except as and to the extent set forth in the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of July 1, 2016, including the notes thereto (the “Most Recent Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be disclosed on a balance sheet, except for liabilities and obligations (i) incurred since July 1, 2016 in the ordinary course of business in amounts consistent with past practice, (ii) in the form of executory obligations under any Contract to which the Company is a party or is bound, (iii) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions and (iv) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(d), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(g) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company SEC Reports noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, and (ii) to the knowledge of the Company, there are no pending (A) formal or informal investigations of the Company by the SEC or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(h) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX.

Section 3.8 Absence of Certain Changes or Events. Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and in a manner consistent with past practice and (b) there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of the Company, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company, any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists all material Company Plans (except for (i) employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a separate Company Plan; (ii) individual equity award agreements that are substantially similar to the standard form of award agreement under the applicable Company Equity Plan; and (iii) Non-U.S. Plans). The Company has made available to Parent with respect to each Company Plan listed on Section 3.10(a) of the Company Disclosure Letter (in each case to the extent applicable): (A) a copy of the Company Plan document, including all currently effective amendments thereto; (B) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Company Plan, (C) the most recently filed annual report on Form 5500; and (D) the most recently received IRS determination or opinion letter.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan is operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of any such determination that could reasonably be expected to adversely affect the qualification of such Company Plan.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) other than routine claims for benefits, there are no Actions pending or, to the knowledge of the Company, threatened, with respect to any Company Plan, and (ii) no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred.

(d) Neither the Company nor any Company ERISA Affiliate currently has, or within the six-year period preceding the date of this Agreement, had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full.

(e) Except as set forth in Section 3.10(e) of the Company Disclosure Letter, no Company Plan provides for post-retirement or other post-employment welfare benefits (other than (i) health care continuation coverage required by Section 4980B of the Code or similar state or local Law or (ii) health care coverage through the end of the calendar month in which a termination of employment occurs).

(f) Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event that is linked contractually to the Transactions, (i) entitle any current or former employee, officer or individual independent contractor of the Company or any Company Subsidiary to any material severance pay, incentive compensation or other material compensatory payment, or (ii) materially accelerate the time of payment or vesting of any compensatory amount or employee benefit, or materially increase the amount of compensation due any such employee or other person. The Company has provided Parent with a preliminary analysis of the payments and benefits (to the extent known by the Company on the date of this Agreement) arising in connection with the Transactions under Company Plans to individuals who are reasonably likely (as determined on the date of this Agreement) to be Disqualified Individuals (within the meaning of Section 280G of the Code) that are reasonably likely to constitute “excess parachute payments” (within the meaning of Section 280G of the Code). There is no Contract, plan or arrangement by which the Company or any of its Subsidiaries are bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States primarily for the benefit of any current or former employees or individual service providers who are or were regularly employed or providing services outside of the United States to the Company or any Company Subsidiary (each, a “Non-U.S. Plan”), (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; and (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(h) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.10 are the sole and exclusive representations and warranties of the Company with respect to the Company Plans and ERISA and no other representation or warranty of the Company contained herein shall be construed to relate to the Company Plans and ERISA (including their compliance with any applicable Law).

Section 3.11 Labor and Employment Matters.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Letter, the employment of the Company’s or any Company Subsidiaries’ employees in the United States is terminable by the Company or Company Subsidiary at will.

(b) As of the date of this Agreement, there are no Claims pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees, and consultants or other individual independent contractors, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary is, or during the five years prior to the date of this Agreement has been, a party to any collective bargaining agreement or similar labor union agreement with any labor union, labor organization or works council, and, as of the date of this Agreement, no such agreement is being negotiated. There are no current and there have not been any labor strikes, slowdowns, work stoppages, lockouts, or any similar activity or dispute, affecting the Company or any Company Subsidiary during the five years prior to the date of this Agreement. To the knowledge of the Company, no event has occurred, nor does any condition or circumstance exist, that would reasonably be expected to provide a basis for the commencement of any such labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and during the three years prior to the date of this Agreement have been, in compliance with all federal, state, and foreign Laws respecting employment and employment practices, terms and conditions of employment, immigration, workers’ compensation, long-term disability, occupational safety, plant closings, layoffs, compensation and benefits, classification of employees or individual independent contractors, wages and hours and overtime exemption classifications, discrimination and equal opportunity (“Employment And Other HR Practices”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, providence fund, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, as of the date of this Agreement, (x) there are no audits or investigations pending or scheduled by any Governmental Authority pertaining to the Employment And Other HR Practices of the Company or any Company Subsidiary; and (y) no complaints relating to Employment And Other HR Practices of the Company or any Company Subsidiary have been, during the five years prior to the date of this Agreement, filed with any Governmental Authority or submitted in writing to the Company or any Company Subsidiary.

(e) To the knowledge of the Company and except as would not result in a Company Material Adverse Effect, individually or in the aggregate, no employee or individual independent contractor of the Company or any Company Subsidiary is in violation of any term of any employment or service Contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such person to be employed or retained by the Company or any Company Subsidiary by which the individual is employed or engaged because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary is, and since January 1, 2014 has been, in compliance with the Worker Readjustment and Notification Act (29 U.S.C. §2101) and any applicable state laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Authority.

Section 3.12 Information Supplied. The information supplied by the Company for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the stockholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any of their Representatives for inclusion in the Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 3.13 Property and Leases.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Most Recent Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business), free of any Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of the Company Subsidiaries (“Company Owned Real Property”). None of the Company Owned Real Property is subject to any leases, tenancies or occupancies other than that of the Company or the Company Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the buildings, fixtures and other improvements located on the Company Owned Real Property are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted.

(c) Section 3.13(c) of the Company Disclosure Letter sets forth a complete and accurate list of all material leases to which the Company or any Company Subsidiary is a party, as lessee (“Company Real Property Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the fixtures and other improvements located on the premises subject to the Company Real Property Leases are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter contains a true and correct list as of the date hereof of all material Company Registered Intellectual Property that are Patents and a true and correct list of all other material Company Registered Intellectual Property.

(b) To the knowledge of the Company, all of the Company Owned Intellectual Property, including each item of Company Registered Intellectual Property, is wholly and exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than (i) Permitted Liens, (ii) Company Outbound License Agreements, (iv) outbound nonexclusive licenses entered into in the ordinary course of business, (v) Contracts set forth on Section 3.17(a)(xi) of the Company Disclosure Letter; and (vi) Company Immaterial Trademark Licenses).

(c) Each item of material Company Owned Intellectual Property (i) is subsisting and in full force and effect and (ii) has not been abandoned or passed into the public domain.

(d) To the knowledge of the Company, the operation by the Company and Company Subsidiaries of their business, including the design, development, use, import, export, manufacture, licensing, sale, offering for sale, supply or other disposition of the Company Products does not materially infringe, violate or misappropriate the Intellectual Property rights of any person. Neither the Company nor any Company Subsidiary has received any written notice from any person within the past two years from the date of this Agreement claiming that such operation or any Company Product infringes, violates or misappropriates the Intellectual Property rights of any person.

(e) To the knowledge of the Company, no Company Owned Intellectual Property is being materially used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person.

(f) Neither the Company nor any Company Subsidiary has received any written notice within the past two years directed to the Company or any Company Subsidiary challenging the legality, validity, enforceability or ownership (excluding, for the avoidance of doubt, office actions issued by Governmental Authorities with respect to Registered Intellectual Property applications) of any Company Owned Intellectual Property.

(g) The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the material Trade Secrets owned by the Company or such Company Subsidiary. For any Trade Secrets owned by any other person that have been provided to the Company or such Company Subsidiary under Contract, to the knowledge of the Company, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality of such Trade Secrets. The Company and each Company Subsidiary has and uses commercially reasonable measures to enforce a policy requiring all employees, consultants and other contractors of the Company and each Company Subsidiary to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary.

(h) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a member of, or a contributor to, or party to any Contract with, any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that obligates the Company or any of its Subsidiaries to grant or offer to any other Person any license or other right to any Company Owned Intellectual Property.

(i) To the knowledge of the Company, neither this Agreement nor the Transactions will result in Parent or any Subsidiary of Parent other than the Surviving Corporation granting any third Person any material license or right to any Intellectual Property owned by, or licensed to, Parent or any Subsidiary of Parent.

(j) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.14 and in Section 3.9 (Absence of Litigation) and Section 3.17 (Material Contracts) are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property, data security, privacy or data transfers and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property, data security, privacy and data transfers (including their compliance with any applicable Law).

Section 3.15 Taxes.

(a) Each of the Company and the Company Subsidiaries has filed all income and other material Tax Returns that it was required to file under applicable Laws and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid all material Taxes that are required to be paid by them (whether or not shown on any Tax Return), except for Taxes with respect to which adequate reserves have been established in accordance with GAAP.

(b) None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two year period ending on the date of this Agreement.

(c) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, including indemnification agreements or similar arrangements with directors and executive officers and (ii) any agreement between or among any of the Company and the Company Subsidiaries).

(d) Neither the Company nor any Company Subsidiary has engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b)(1) or any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(e) The Company and each of its Subsidiaries have timely withheld and timely remitted to the appropriate taxing authority all material Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all related Tax Returns (including IRS Form W-2 and Form 1099) have been properly completed and timely issued or filed.

(f) (i) No deficiencies for material Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP, (ii) there are no ongoing or pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any Actions with respect to any Taxes of the Company or any Company Subsidiary, (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any Company Subsidiary, and (iv) neither the Company nor any Company Subsidiary has applied for, or is currently the beneficiary of, any extension of time within which to file any material Tax Return (other than extensions for income Tax Returns that are in the ordinary course of business consistent with past practice) or with respect to any material Tax assessment or deficiency.

(g) Neither the Company nor any Company Subsidiary is liable for the Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor, by Contract or otherwise.

(h) No written claim has been made by any Governmental Authority that the Company or any Company Subsidiary is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

(i) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 are the sole and exclusive representations and warranties of the Company with respect to Taxes and no other representation or warranty of the Company contained herein shall be construed to relate to Taxes (including their compliance with any applicable Law).

Section 3.16 Environmental Matters.

(a) The Company and each Company Subsidiary is, and, to the knowledge of the Company, has at all times been, in compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the properties currently owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance above cleanup levels established by Governmental Authorities pursuant to Environmental Laws and require remediation by the Company or any Company Subsidiary.

(c) Since January 1, 2013, neither the Company nor any Company Subsidiary has received any written notice, letter or request for information stating that it may be liable under any Contract, or pursuant to Environmental Law, for any contamination by Hazardous Substances above cleanup levels established by Governmental Authorities pursuant to Environmental Laws that require remediation at any site.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”), and no suspension or cancellation of any of the Environmental Permits is pending or, to the knowledge of the Company, threatened.

(e) Except for contracts entered into in the ordinary course of business, to the knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any agreement (other than Company Real Property Leases) that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the knowledge of the Company, threatened against the Company or any of its Company Subsidiaries. No condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16 are the sole and exclusive representations and warranties of the Company with respect to environmental and occupational health and safety matters, including Environmental Laws, Hazardous Substances and Environmental Permits, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Laws, Hazardous Substances and Environmental Permits (including their compliance with any applicable Law).

Section 3.17 Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter lists the following respective Contracts (other than any Company Plan) in effect as of the date of this Agreement (which shall be deemed to include all then-current material amendments and supplements) to which the Company or any Company Subsidiary is a party (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing, any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit to the Company SEC Reports prior to the date of this Agreement, other than any Company Plan), such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Letter, all Company Real Property Leases, and any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) collectively being, the “Company Material Contracts”:

(i) all Contracts (excluding purchase orders (other than purchase orders with a supplier the purchases pursuant to which exceeded $5,000,000 in accrued payments to such supplier for the 12-month period ended January 1, 2016 and the terms and conditions of which deviate materially from the standard terms and conditions offered by the Company or the Company Subsidiaries to suppliers in the ordinary course of business consistent with past practice that have been disclosed to Parent by the Company prior to the date of this Agreement) issued, or clickwrap agreements entered into, in the ordinary course of business) with the five largest suppliers to the Company or the Company Subsidiaries, taken as a whole, in the fiscal year ended January 1, 2016;

(ii) all Contracts (excluding purchase orders issued in the ordinary course of business other than purchase orders the terms and conditions of which deviate materially from the standard terms and conditions offered by the Company or the Company Subsidiaries to customers or distributors that have been disclosed to Parent by the Company prior to the date of this Agreement) involving a customer or a distributor and providing for payments to, or receipts by, the Company in excess of $5,000,000 during the 12-month period ended January 1, 2016;

(iii) all Contracts involving ongoing royalty payments by the Company or any of its Subsidiaries to a Third Party or by a Third Party to the Company or any of its Subsidiaries of more than $5,000,000 during the 12-month period ended January 1, 2016;

(iv) all Contracts to which any Governmental Authority is a party;

(v) all Contracts with respect to any of the Company’s products that are classified under ITAR;

(vi) all Contracts that (i) limit or purport to limit the ability of the Company or any Company Subsidiary, or, upon the consummation of the Merger, Parent or any Parent Subsidiary, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or during any period of time or (ii) subject the Company or any Company Subsidiary or Parent or any of its Subsidiaries to any material “most-favored nation” right;

(vii) other than entered into in the ordinary course consistent with past practice, any Contract providing for the disposition or acquisition by the Company or any Company Subsidiary directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests for consideration in excess of $5,000,000 (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or containing “earn-out” provisions or other contingent payment obligations;

(viii) any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts in excess of $5,000,000 relating to Indebtedness, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(ix) all Contracts establishing or otherwise providing for revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(x) all Contracts (excluding licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property of a Third Party embodied in or necessary for the use of any Company Product and which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(xi) all Contracts (excluding non-exclusive licenses relating to sales of Company Products in the ordinary course of business or licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary has granted to a Third Party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property of the Company or any Company Subsidiary and which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(xii) all Contracts containing an option or granting any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than the Company or any of its Subsidiaries; and

(xiii) all Contracts entered into in the last three years in connection with the settlement or other resolution of any legal action that has any material continuing obligation, liability or restriction on the part of the Company or the Company Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding agreement and, to the knowledge of the Company, is in full force and effect and enforceable in accordance with its terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), (ii) the Company or the Company Subsidiary, as applicable, is not in default under any Company Material Contract, has not committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the Company Material Contract, and (iii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.18 NASDAQ. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on NASDAQ, including all applicable corporate governance rules and regulations.

Section 3.19 Insurance.

(a) The Company and each Company Subsidiary are, and continually since the later of January 1, 2013 or the date of acquisition by the Company with respect to any Company Subsidiary have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both), and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.20 Brokers and Expenses. No agent, broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any Company Subsidiary.

Section 3.21 Takeover Statutes. The Company Board of Directors has taken all necessary actions so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Company Certificate or the Company bylaws is applicable to this Agreement and the Transactions.

Section 3.22 Affiliate Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any of the directors or officers of the Company and the Company Subsidiaries, that are not themselves the Company or a Company Subsidiary, on the other hand.

Section 3.23 Vote Required. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger and the adoption of this Agreement.

Section 3.24 Opinion of Financial Advisor. The Company Board of Directors has received an opinion from JPMorgan Chase & Co. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the Per Share Merger

Consideration to be paid to holders of Company Common Stock, other than Parent or any affiliate of Parent, pursuant to this Agreement is fair to such holders from a financial point of view. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only.

Section 3.25 Export Control. Except as set forth on Section 3.25 of the Company Disclosure Letter, each of the Company and its Subsidiaries is and has at all times been in compliance in all material respects with (i) all U.S. import and export Laws (including those Laws under the authority of the U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control (“OFAC”)) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable Laws outside the United States (collectively, “Export Control Laws”). Without limiting the foregoing, in all material respects: (i) each of the Company and its Subsidiaries has obtained all export licenses and other approvals required for its exports of products, software, services and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect, (ii) each of the Company and its Subsidiaries is in compliance with the terms of such applicable export licenses or other approvals, and (iii) there are no pending Actions or Actions threatened in writing against the Company or any of its Subsidiaries with respect to such export licenses or other approvals. During the five years prior to the date of this Agreement, the Company has not directly engaged in any transaction with any country or territory subject to sanctions administered by OFAC, nor with any Person on the OFAC list of “Specially Designated Nationals and Blocked Persons” or the BIS “Denied Persons List,” “Entity List” or “Unverified List”. The Company has established internal controls and procedures intended to ensure compliance with all applicable Export Control Laws.

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent), Parent represents and warrants to the Company as set forth below in this Article IV.

Section 4.1 Corporate Organization; Parent Subsidiaries.

(a) Parent is a Japanese corporation duly organized, validly existing and in good standing under the Laws of Japan, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub, when formed, will be a corporation organized, validly existing and in good standing under the Laws of the State of Delaware, will be directly and wholly owned by Parent, and will have the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it will be conducted. Parent is, and Merger Sub will be when formed, in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each Subsidiary of Parent (each, a “Parent Subsidiary”) is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Charter Documents and Bylaws. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date (such certificates of incorporation and bylaws or equivalent organizational documents collectively referred to as “Charter Documents”) of Parent. Such Charter Documents are in full force and effect. Parent is not in material violation of any of the provisions of its Charter Documents. Upon and following its formation, Merger Sub’s Charter Documents will be in full force and effect and Merger Sub will not be in material violation of any of the provisions of its Charter Documents.

Section 4.3 Authority Relative to this Agreement.

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Parent’s stockholders) on the part of Parent are necessary to authorize this Agreement or to consummate the Transactions (except for the filing of the Certificate of Merger with the DSOS). This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Parent Board of Directors has adopted resolutions (i) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its shareholders and (ii) approving and declaring advisable this Agreement and the Transactions.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the Charter Documents of Parent, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) have been obtained and all filings and obligations described in Section 4.4(b) have been made, conflict with or violate any Law or Order applicable to Parent or by which any property or asset of either of them is bound or affected, or (iii) subject to obtaining the consents listed in Section 4.4(a) of the Parent Disclosure Letter, result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Parent, or result in the creation of a Lien on a property or asset of Parent pursuant to, any material Contract of Parent, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) any filings as may be required under the rules and regulations of NASDAQ, (ii) the Securities Act, Exchange Act and Blue Sky Laws, (iii) the pre-merger notification requirements of the HSR Act and similar requirements in foreign countries under applicable Antitrust Laws, (iv) the DGCL, (v) the submission of a joint voluntary notice relating to the Transactions to CFIUS and any other related filings or requirements under 31 C.F.R. Part 800 and Section 721 in order to obtain the CFIUS Approval, (vi) the ITAR/EAR Approval, (vii) the FOCI Requirements and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Information Supplied. The information supplied by Parent for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the stockholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement. The information supplied by Parent for inclusion in the Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 4.7 Ownership of Company Capital Stock. Neither Parent nor any entity controlled, directly or indirectly through any person or persons, by Parent beneficially owns any Company Shares.

Section 4.8 Sufficient Funds. As of the date of this Agreement, at all times prior to the Closing and at the Closing, Parent has and Parent and Merger Sub (after formation) will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform its obligations under this Agreement.

Section 4.9 Brokers and Expenses. Except for Merrill Lynch Japan Securities Co., Ltd., whose fees will be paid by Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any Parent Subsidiary.

Section 4.10 Vote Required. No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement or the Transactions.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Letter), none of Parent, any of its affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV (as qualified by the Parent Disclosure Letter).

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as specifically required by this Agreement, (3) as required by Law or Order or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (r) of this Section 5.1 shall be deemed a breach of this clause (i), and (ii) shall not, and shall not permit any Company Subsidiary to:

(a) declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except (i) a quarterly cash dividend in an amount not in excess of $0.12 per Company Share, consistent with past practice, (ii) any dividends or dividend equivalent rights with respect to any vested Company Equity Awards and (iii) dividends and distributions by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b) split, combine, reduce or reclassify any of its capital stock, except for any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or the terms of this Agreement or any Company Plan:

(i) terminate any of its present officers or key employees, unless the termination is for cause, based on the Company’s reasonable determination of the individual’s material misconduct or poor performance;

(ii) grant or provide any retention or change in control bonus payments or benefits to any employee or consultant, except pursuant to those arrangements existing and disclosed as of the date of this Agreement;

(iii) grant or provide any severance payments or benefits to any employee or consultant, except pursuant to those arrangements existing and disclosed as of the date of this Agreement (including – with respect to employees – severance pursuant to the Company’s generally applicable severance policies or practices as of the date of this Agreement);

(iv) increase the cash and equity compensation payable or to become payable to any of its employees or individual independent contractors, other than increases in annual base salaries or base wage rates, target incentive cash compensation and the grant of Company RSUs and Company LTIP Awards subject to service-based vesting, at times and in amounts that are (A) in the ordinary course of business consistent with past practice (it being understood that payment of bonuses and other incentive compensation pursuant to the terms of arrangements or policies existing on the date of this Agreement shall not be considered to be an increase in compensation or benefits payable), and (B) in any event, not inconsistent with market practice for similarly-situated businesses with respect to their similarly-situated personnel;

(v) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement,

(vi) establish, adopt, enter into, or materially amend any material Company Plan (or any arrangement that would be a material Company Plan if in effect on the date hereof), other than ordinary course annual renewals of or modifications to Company Plans that are employee health and welfare benefit plans consistent with past practice,

(vii) take any action to accelerate the vesting or payment date of any Company Equity Awards or Company LTIP Awards or accelerate any material payment or benefit, or the funding of any material payment or benefit, payable or to become payable under a Company Plan (other than the acceleration of the Accelerated RSUs and the acceleration of the Company LTIP Awards granted prior to the date of this Agreement, in accordance with the terms hereof), or

(viii) hire or retain any person for employment or to be a consultant with the Company or any Company Subsidiary at the level of vice president or above, provided, that, with notice to Parent, the Company and the Company Subsidiaries may hire any person for employment (including by means of internal promotion) at the level of vice president or above to fill any currently existing vice president or higher position that is vacant as of the date of this Agreement or that becomes vacant after the date of this Agreement, and, notwithstanding anything to the contrary in this Section 5.1(c), provide such person with compensation and benefits and other terms for such position consistent with past practice, and in any event no more favorable to the newly hired employee than those provided to his or her predecessor in such position;

provided, however, and notwithstanding the foregoing provisions of this Section 5.1(c),

(X) the Company will be permitted to engage in compensation reviews and make adjustments to employee salary or wage rate, bonus, equity compensation and employee benefits (including the grant of Company RSUs and Company LTIP Awards subject to service-based vesting), in the ordinary course of business consistent with past practice;

(Y) no Company MSUs may be granted and, other than the 2017 Annual Grant, the aggregate value of any Company Shares covered by any issuance of Company RSUs permitted under this Section 5.1(c) (1) shall not exceed $3,000,000, for the first 6 months following the date of this Agreement; and (2) shall not exceed $1,000,000 for each successive 3 month period thereafter, in each case based on the Per Share Merger Consideration; and

(Z) provided that the Closing Date has not occurred by April 1, 2017, the Company will be permitted to grant Company RSUs and Company LTIP Awards to employees (including to employees at the level of vice president and above) pursuant to its customary annual equity and Company LTIP Award practices in April 2017 (the “2017 Annual Grant”) provided that in connection therewith:

(I)	no Company MSUs may be granted;

(II)	the aggregate value of all Company RSUs granted pursuant to the 2017 Annual Grant shall be consistent with the aggregate value of all Company RSUs issued in connection with the Company’s customary annual equity grants in 2016;

(III)	the aggregate value of all Company LTIP Awards granted pursuant to the 2017 Annual Grant shall be consistent with the aggregate value of all Company LTIP Awards issued in connection with the Company’s customary annual Company LTIP Awards in 2016; and

(IV)	the Company shall take all actions as may be required to ensure that the Company RSUs and Company LTIP Awards that are granted after the date of this Agreement will have a time-based vesting schedule over four years, without acceleration of vesting due to the closing of the Transactions or a subsequent termination of service of the awardholder;

(d) make any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by Law, GAAP or SEC policy;

(e) enter into agreements providing for, the acquisition, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination) of, any corporation, partnership, other business organization or any division thereof or any other business for consideration, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(f) amend the Company Governing Documents, or permit any Company Subsidiary to adopt any amendments to its governing documents;

(g) except as permitted by Section 5.1(c), issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (other than Permitted Liens) any shares in its capital stock or voting securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares in its capital stock or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares in respect of the exercise of purchase rights under the Company ESPP in accordance with Section 2.4(e) (up to the maximum amount of 254,000 Company Shares per Purchase Period), upon exercise of Company Options, or the vesting and settlement of Company RSUs, Company MSUs and Director RSUs in accordance with their respective terms and the terms of this Agreement, and (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture or cancellation of such awards and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any

Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iii) borrowings under the Credit Agreement and (iv) any other Indebtedness in an amount not to exceed $1,000,000 in aggregate principal amount;

(j) make any loans, advances or capital contributions, except for (i) loans or advances to employees or independent contractors for indemnification, attorneys’ fees, travel and other business expenses in the ordinary course of business consistent with past practice, (ii) loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties or assets, except for (i) sales of inventory or Company Products, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (ii) non-exclusive licenses of Intellectual Property in the ordinary course of business, (iii) transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries and (iv) transactions with respect to assets (other than any corporation, partnership other business organization or any division thereof or any other business) with a fair market value not in excess of $1,000,000 in the aggregate;

(l) settle, pay, discharge or satisfy any Actions other than (i) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet, or (ii) those that do not (A) impose any injunctive relief on the Company or any Company Subsidiary and (B) involve the payment of money greater than the applicable amount set forth on Section 5.1(l) of the Company Disclosure Letter in excess of existing insurance coverage;

(m) commence any Actions in excess of $5,000,000 in the aggregate against any Person other than (i) for the routine collection of accounts receivable, (ii) in such cases where it in good faith determines that failure to commence suit could result in the impairment of a valuable aspect of its business; provided, however, that for purposes of this Section 5.1(m) the filing of any counterclaim in an Action either in existence as of the date of this Agreement or brought thereafter by any Person will not be deemed to be a commencement of an Action;

(n) make (except for elections made in the ordinary course of business consistent with past practice) or change any material Tax election; change any Tax accounting period with respect to a material Tax or material method of Tax accounting; file any material amended Tax Return; settle or compromise any audit or proceeding relating to a material Tax or a material amount of Taxes; except in the ordinary course of business consistent with past practice agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

(o) except in the ordinary course of business, make any new capital expenditure or expenditures in excess of the Company’s anticipated 2016-2017 capital expenditure amount set forth on Section 5.1(o) of the Company Disclosure Letter, or commit to do so;

(p) except in the ordinary course of business and unless otherwise prohibited by any other subclause of this Section 5.1, (i) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date hereof, or (ii) amend, modify, waive or terminate (except for termination upon the expiration thereof in accordance with its terms) any Company Material Contract or Contract that would have been a Company Material Contract had it been entered into prior to the date hereof;

(q) enter into any Contract that (i) limits or purports to limit the ability of the Company or any Company Subsidiary, or, upon the consummation of the Merger, Parent or any Parent Subsidiary, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or during any period of time, (ii) subjects the Company or any Company Subsidiary or Parent or any of its Subsidiaries to any material “most-favored nation” right, (iii) establishes or otherwise provides for revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form); (iv) that contains an option or grants any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than the Company or any of its Subsidiaries, (v) provides for payment by the Company or any Company Subsidiary of liquidated damages, (vi) provides for warranty by the Company or any Company Subsidiary for a period longer than three years, (vii) guarantees supply by the Company or any Company Subsidiary for any period, (viii) provides for pricing commitment to any third party for a period longer than three years, or (ix) provides for an uncapped indemnification obligation on the Company or any Company Subsidiary in connection with infringement of any intellectual property right; or

(r) agree, in writing or otherwise, to take any or authorize any of the foregoing actions.

Section 5.2 Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company shall not and shall cause the Company Subsidiaries and its and their directors and officers not to, and the Company shall instruct its Representatives not to on behalf of the Company: (i) solicit or initiate a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than informing any Person of the existence of the provisions contained in this Section 5.2) (provided, however, that the Company and its Representatives may make inquiries of a person making a Competing Proposal (and its Representatives) to ascertain facts regarding, and clarify the terms of, such Competing Proposal for the purpose of the Company Board of Directors informing itself about such Competing Proposal and the Person making it), (ii) provide any non-public information regarding, or access to the properties, personnel, books and records of, the Company or any Company Subsidiary to any person or “group” (as defined under Section 13(d) of the Exchange Act) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.2(c) below, (iii) approve or publicly recommend, or propose publicly to approve or recommend, any Competing Proposal, (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the stockholders of the Company, (v) fail to publicly reaffirm the Company Board Recommendation within ten (10) business days after receipt of a written request by Parent following a Competing Proposal (or material modification thereto) becoming publicly known or the commencement of a tender or exchange offer (or material modification thereto) for any outstanding shares of capital stock of the Company, provided that the Company and its Representatives shall have no obligation to reaffirm the Company Board Recommendation more than once with respect to any Competing Proposal, (vi) enter into any letter of intent agreement or commitment providing for any Competing Proposal or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv) or (v) above, a “Company Change of Recommendation”). Any violation of the restrictions contained in this Section 5.2(a) by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.2(a) by the Company.

(b) The Company shall immediately cease and shall instruct its Representatives to promptly cease, any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal (including, if applicable, the termination within 24 hours of access to any data room established in connection therewith). Promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries prior to the date of this Agreement in accordance with the terms of such confidentiality agreement.

(c) Notwithstanding the limitations set forth in Section 5.2(a), if, prior to the Company Stockholder Approval being obtained, the Company receives an unsolicited bona fide written Competing Proposal and the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, then in either event the Company and its Representatives may: (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, its Representatives and its potential sources of financing, if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement and (ii) engage in discussions or negotiations with such Person, its Representatives and its potential sources of financing with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto. The Company will promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(d) The Company shall notify Parent promptly (but in no event later than 24 hours) after, to the knowledge of the Company, the receipt of any Competing Proposal and provide Parent with a copy of the Competing Proposal, including any related debt and equity financing commitments (or if the Competing Proposal is not in writing, a written description of the material terms of the Competing Proposal). The Company shall keep Parent reasonably informed of the status of discussions relating to any such Competing Proposal. The Company will also promptly (and in any event within 24 hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to Section 5.2(c).

(e) Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors under applicable Law (provided, however, that the actions of the Company Board of Directors in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2), (ii) the Company has provided Parent with a written notice of such determination and that the Company Board of Directors intends to effect a Company Change of Recommendation (provided, however, that the giving of such notice and actions of the Company Board of Directors in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2) and (iii) during the four business day period commencing on the date of Parent’s receipt of such notice the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desires to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(e)(i).

(f) Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may in response to its receipt of a bona fide written Competing Proposal make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 8.1(h) if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal, and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors under applicable Law (provided, however, that the actions of the Company Board of Directors in making such determination and such determination shall not constitute a Company Change of

Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (ii) the Company has provided Parent with a written notice of such determination and that the Company Board of Directors intends to effect a Company Change of Recommendation or that the Company intends to terminate this Agreement (provided, however, that the giving of such notice and actions of the Company Board of Directors in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement) and (iii) during the four business day period commencing on the date of Parent’s receipt of such notice the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(f)(i). Each time the financial or other material terms of such Competing Proposal are materially amended, the Company will deliver to Parent a new notice, and the period of negotiation provided in the foregoing sentence shall in no event end prior to 11:59 p.m. (Eastern Time) on the second business day immediately following Parent’s receipt of such notice and specified agreements, but no such new notice shall shorten the original notice period.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors under applicable Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board of Directors expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(b) promulgated under the Exchange Act; provided, further that this Section 5.2(g) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.2(e) or Section 5.2(f).

Section 5.3 Preparation of the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC (and shall, in any event, use reasonable best efforts to prepare and cause to be filed with the SEC within 20 business days following the date of this Agreement) the Proxy Statement in preliminary form. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested by such other Party in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as reasonably practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response in advance and give due consideration to such comments, except to the extent such disclosures relate to a Competing Proposal.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a). For purposes of this Section 5.3, any information concerning or related to the Company or its affiliates will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent.

(c) The Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of and schedule the Company Special Meeting. Subject to compliance with applicable Law, the Company shall as promptly as reasonably practicable after the Proxy Statement is approved, or deemed to have been approved by the SEC for dissemination to the stockholders of the Company, mail the Proxy Statement to the stockholders of the Company and use its reasonable best efforts to solicit and obtain the Company Stockholder Approval, except to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.2. The Company shall consult with Parent regarding the date of the Company Stockholder Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held not later than 45 days after the mailing of the Proxy Statement to the Company’s stockholders. Notwithstanding the foregoing provisions of this Section 5.3(c), the Company shall not adjourn, postpone or delay the Company Special Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of shares of Company Common Stock present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or its staff; or (iv) in the good faith judgment of the Company Board of Directors (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement.

Section 5.4 Incorporation and Joinder of Merger Sub.

(a) Promptly following the execution of this Agreement, and in any event within 10 days of the date of this Agreement, Parent shall incorporate, or shall cause the incorporation of, Merger Sub under Delaware Law. Promptly following the incorporation of Merger Sub, Parent shall deliver to the Company a complete and correct copy of the Charter Documents of Merger Sub.

(b) Promptly following the incorporation of Merger Sub in accordance with Section 5.4(a), and in any event within 10 days of the date hereof (and prior to the execution of the Joinder Agreement by Merger Sub), Parent shall cause the board of directors of Merger Sub to adopt this Agreement in accordance with Delaware Law, and Parent shall or shall cause the sole shareholder of Merger Sub to, adopt this Agreement in accordance with Delaware Law.

(c) Promptly following the execution of this Agreement, and in any event within 10 days of the date hereof, Parent shall cause Merger Sub to execute a joinder agreement to this Agreement, substantially in the form attached hereto as Exhibit A (the “Joinder Agreement”). Effective upon the execution and delivery of the Joinder Agreement, Merger Sub shall be deemed to be a “Party” to this Agreement, and any obligations or agreements of Merger Sub set forth herein shall thereafter be effective and binding upon Merger Sub. Upon execution of the Joinder Agreement, the Joinder Agreement shall be deemed to be part of, and a modification to, this Agreement, the representations and warranties of Merger Sub in the Joinder Agreement shall be incorporated in full into this

Agreement by reference (and shall be deemed to be made as if Merger Sub was an original Party to this Agreement) and the Joinder Agreement shall be governed by all the terms and provisions of this Agreement, which will continue in full force and effect as modified by the Joinder Agreement as a valid and binding agreement of the Parties (including Merger Sub).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or its Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (ii) the disclosure of which would violate any Law, (iii) that is subject to any attorney-client, attorney work product or other legal privilege or (iv) that would result in the disclosure of any trade secrets of the Company or any third parties. Parent will reasonably minimize any disruption to the businesses of the Company that may result from the requests for access, data and information hereunder.

(b) Notwithstanding the foregoing in this Section 6.1 or as set forth in Section 6.2, the Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.1 or under Section 6.2 as either “Antitrust Counsel Only Material” or “Antitrust Restricted Material.” Antitrust Counsel Only Material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Antitrust Restricted Material and the information contained therein shall be given only to outside antitrust counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.1 or in Section 6.2 notwithstanding, materials provided pursuant to this Section 6.1 or Section 6.2 may be redacted (i) to remove references concerning the valuation of Parent, the Company and the Merger and other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1 or Section 6.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any Action commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date of this Agreement, including (x) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, registrations, Permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other Transactions and (y) taking all steps as may be reasonably necessary to obtain all waiting period expirations or terminations, registrations, Permits and authorizations. In furtherance and not in limitation of the foregoing, each Party agrees (i) to make all necessary applications, notices, petitions and filings required (and thereafter make any other required submissions and respond as promptly as practicable to any requests for additional information or documentary material) with respect to this Agreement or the Transactions (A) with the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (“FTC”) on a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within 10 business days after the execution of this Agreement (unless another date is mutually agreed between the Parties) and (B) with respect to the other Specified Antitrust Authorities, as promptly as practicable, (ii) to prepare and pre-file with CFIUS a draft joint voluntary notice and other appropriate documents within the meaning of 31 C.F.R. § 800.401(f) as promptly as practicable after the date of this Agreement, and then as promptly as practicable after notification by CFIUS that the draft joint voluntary notice satisfies all requirements of 31 C.F.R. § 800.402 and taking into account the pendency of any approvals that may be required with respect to the FOCI Requirements, jointly file with CFIUS a formal joint voluntary notice within the meaning of 31 C.F.R. § 800.402, and as promptly as practicable (and in any event in accordance with applicable regulatory requirements) any other submissions that are formally requested by CFIUS to be made, or which the Parties mutually agree should be made, in each case in connection with this Agreement and the Transactions, (iii) to prepare and submit as promptly as practicable, and in any event in a timely manner, all notifications required under the ITAR and EAR in connection with the Merger, including all notifications required under section 122.4 of the ITAR, and make all necessary updates and transfers of all ITAR and EAR licenses held by the Company and its Subsidiaries in connection with the Transactions (the “ITAR/EAR Approval”), (iv) to prepare and submit as promptly as practicable, and in any event in a timely manner, all notices to DSS pursuant to the National Industrial Security Program Operating Manual, DOD 5220.22-M (“NISPOM”) and to cooperate in submitting, as promptly as practicable, all appropriate filings, notices, applications or similar notifications or documents required or advisable in order to obtain such approvals of DSS or any other Governmental Authority as may be required for the Company to mitigate foreign ownership, influence or control under any U.S. national industrial security requirements or Laws (collectively, the “FOCI Requirements”) and (v) to promptly determine whether any other filings are required to be made with, and whether any other consents, approvals, permits or authorizations are required to be obtained from, any Governmental Authority under any other applicable Law in connection with the Transactions, and if so, to prepare and file any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (i) through (v) collectively, “Regulatory Filings”).

(b) In connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(b), providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, (iii) supply, within the time allowed, any additional or supplemental information that may be required or reasonably requested by the FTC, the DOJ, CFIUS, DSS and the relevant Governmental Entities of any applicable jurisdiction in which any such filing is made under any other applicable Law and (iv) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain (A) the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act or any other Antitrust Law (the “Antitrust Approvals”), (B) the CFIUS Approval, (C) the ITAR/EAR Approval and (D) any approval required under the FOCI Requirements, in each case as promptly as practicable, and to avoid any impediment to the consummation of the Merger under any applicable Law, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, CFIUS, DSS or any other Governmental Authority or Person may assert with respect to the Merger or the other Transactions.

(c) Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), promptly inform the other of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Party reasonably apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law and the provisions of Section 6.1(b).

(d) Notwithstanding any other provision in this Agreement, except as set forth in this Section 6.2(d), Section 6.2(e) and Section 6.2(f), for purposes of Section 6.2 only, in no event shall Parent, the Company or any of their respective Subsidiaries be obligated to, and, without the prior written consent of Parent, neither the Company nor any of its Subsidiaries shall (x) contest or resist any Action by a Governmental Authority that is instituted (or threatened to be instituted) challenging any of the Transaction as violative of any Antitrust Law, or to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction, (y) consent to or take any actions to sell, hold separate or otherwise dispose of any assets, businesses or interest, or (z) consent to or take any other actions not described in the preceding clause (y), including agreeing to conditions relating to, or making changes in the conduct of, its business, that would reduce the reasonably anticipated benefits to Parent of the Transactions in an amount that is financially material relative to the value of the Company and its Subsidiaries as a whole.

(e) In addition to and not in limitation of the covenants of the Parties contained in this Section 6.2, the Parties agree to enter into a commitment letter with DSS prior to the Outside Date pursuant to which the Parties will enter into a Proxy Agreement (as defined under the NISPOM) and the FOCI Entity Plans with respect to the operations of the Company conducted only at the Palm Bay Facility on the terms required by DSS or any other applicable Governmental Authority (a “DSS Commitment Letter”). The Parties will enter into discussions immediately following the date of this Agreement with DSS or any other applicable Governmental Authority with respect to such DSS Commitment Letter, Proxy Agreement and FOCI Entity Plans and will finalize negotiations with respect to such Proxy Agreement and FOCI Entity Plans as promptly as practicable after the date of this Agreement. For the avoidance of doubt, Parent shall have no obligation to enter into a DSS Commitment Letter if DSS is not willing to agree to In-Scope FOCI Mitigation.

(f) The Company acknowledges Parent’s goal of seeking to minimize the scope of the FOCI Requirements and Parent’s preference for a National Interest Determination (as defined under the NISPOM) to permit the operation of the activities of the Company under a Special Security Agreement (as defined under the NISPOM) instead of a Proxy Agreement, and Parent acknowledges the Company’s goal of seeking a resolution with DSS as soon as possible after the date of this Agreement. The Company shall (i) permit Parent to review and consent (such consent not to be unreasonably withheld, conditioned or delayed) to any documents related to the Proxy Agreement and the FOCI Entity Plans that are submitted to DSS, and (ii) use reasonable best efforts to provide the assistance needed to develop and establish the FOCI Entity Plans. Parent will work in good faith to develop the FOCI Entity Plans as promptly as practicable after the date of this Agreement, and in any event prior to the Outside Date.

(g) The Company acknowledges Parent’s goal of seeking an end-of-life for any Company Products that are subject to the NISPOM, either before or after the Closing. The Company shall continue its discussions with all applicable Governmental Authorities regarding implementing an end-of-life process for any Company Products that are subject to the NISPOM, and the Company agrees to keep Parent reasonably notified and informed of such discussions. The Parties acknowledge and agree that the inability to obtain the consent of any applicable Government Authority to such end-of-life process shall not limit in any respect the obligation of the Parties pursuant to Section 6.2(e) to finalize negotiations with DSS or any other applicable Governmental Authority with respect to the FOCI Requirements prior to the Outside Date and the Parties further agree that all of the Company’s obligations set forth in Section 6.2(f) and Section 6.2(g) will be disregarded for purposes of determining (i) whether the conditions set forth in Section 7.2(b) have been satisfied and (ii) whether the Parent Termination Fee has become due and payable pursuant to Section 8.2(c).

(h) Notwithstanding anything to the contrary in this Section 6.2, neither Parent, Merger Sub, on the one hand, nor the Company, on the other hand, shall be required to (and the Company shall not, without Parent’s prior consent) agree to any term or take or omit to take any action in connection with obtaining the Antitrust Approvals, the CFIUS Approval, the ITAR/EAR Approval or any approval required under the FOCI Requirements that is not conditioned upon the consummation of the Merger and the other Transactions.

(i) Each of Parent and the Company shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals of all third parties (other than Governmental Authorities, which are the subject of clauses (a)-(h) above) necessary, proper or advisable in connection with the consummation of the Transactions and to provide any notices to third parties required to be provided by them prior to the Effective Time.

Section 6.3 Publicity. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement or the Transactions and (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives in response to or in connection with the receipt and existence of a Competing Proposal, the consideration of making a Company Change of Recommendation or any matters related thereto.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, the Company, the Surviving Corporation and Parent shall indemnify and hold harmless all past and present directors, officers and employees of the Company or any Company Subsidiary and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any Company Subsidiary (collectively, together with such Persons’ heirs, executors, administrators and assigns, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, Parent, the Company and the Surviving Corporation shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the Transactions. From and after the Effective Time, Parent, the Company and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action or investigation with respect to the matters subject to indemnification pursuant to this Section 6.4(a) in accordance with the procedures (if any) set forth in the Company Certificate, the Company Bylaws, the certificate of incorporation and bylaws, or other organizational or governance documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such Action or investigation, Parent, the Company and the Surviving Corporation shall cooperate with the Covered Person in the defense of any such Action or investigation.

(b) For not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Certificate and the Company Bylaws. Notwithstanding anything herein to the contrary, if any Action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.4(b) shall continue in effect until the final disposition of such Action or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least six years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e) The rights of each Covered Person pursuant to this Section 6.4 shall be in addition to, and not in limitation of, any other rights such Covered Person may have under the Company Certificate, the Company Bylaws (or similar documents of any Company Subsidiary), any Contract, or under applicable Law. The provisions of this Section 6.4 shall survive the Effective Time and shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 6.4. In the event of any breach by the Surviving Corporation or Parent of this Section 6.4, the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.4 as such fees are incurred upon the written request of such Covered Person.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other

Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Employee Benefits.

(a) Parent hereby agrees that for the period commencing at the Effective Time and ending 12 months following the Effective Time (such period, the “Transition Period”), Parent shall, or shall cause the Surviving Corporation or applicable Subsidiary or affiliate of Parent to provide each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Corporation or any Subsidiary or affiliate of Parent as of the Effective Time (each, a “Continuing Employee”) with:

(i) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time,

(ii) an annualized target cash incentive amount that is no less than the annualized target cash incentive amount in effect with respect to such Continuing Employee immediately prior to the Effective Time;

(iii) an annual target equity or comparable incentive opportunity (which may consist of, for example, actual stock options or equity awards, synthetic / phantom equity or other variable cash awards tied to the performance of Parent, the Surviving Corporation, or particular business unit thereof, or other incentive arrangements) that is no less favorable than the aggregate annual target equity incentive opportunity plus annual Company LTIP Award opportunity in effect with respect to such Continuing Employee immediately prior to the Effective Time;

(iv) the opportunity to participate in applicable health (including health savings and flexible spending accounts), welfare, nonqualified cash deferred compensation and defined contribution retirement benefit plans and programs that are substantially comparable, in the aggregate, and at a cost to the Continuing Employee that is substantially comparable in the aggregate, to either (A) those health, welfare and defined contribution retirement benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) those provided by Parent to similarly situated employees of Parent and its Subsidiaries;

(v) rate of accrual, maximum accrual and permitted use of paid vacation time or comparable paid time off under terms that are no less favorable than the terms of the Company’s policies governing such vacation or paid time off as in effect on the date of this Agreement; and

(vi) severance benefits in accordance with such Continuing Employee’s individual employment, severance, change in control or similar agreement in effect as of immediately prior to the Effective Time or, in the absence of any such agreement, in accordance with the applicable severance plan or policy of the Company as in effect immediately prior to the Effective Time.

(b) Effective as of the Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of service with the Company or the Company Subsidiaries (including any current or former affiliate of the Company or the Company Subsidiaries or any predecessor of the Company or a Company Subsidiary) shall be credited for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Corporation) for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits for the same period of service).

(c) Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Corporation to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health, welfare and defined contribution retirement benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Plans immediately prior to the Effective Time, (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Plans prior to the Closing Date during the plan year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such plan year and (iv) as applicable, credit each Continuing Employee with his or her contribution balances, if any, under the health savings accounts, flexible spending accounts and dependent care spending accounts administered under Company Plans which contributions are made during the Company Plan plan year in which the Closing occurs.

(d) Parent agrees that:

(i) the portion of each Company LTIP Award granted prior to the date of this Agreement by the Company that is outstanding immediately prior to the Effective Time and that, in the absence of the Transactions, is scheduled to vest in calendar years 2019 and 2020 shall be deemed, as of immediately prior to the Effective Time, to be earned and be fully vested at the Effective Time; and

(ii) if the Effective Time occurs prior to April 1, 2017, then the portion of each Company LTIP Award granted prior to the date of this Agreement by the Company that is outstanding immediately prior to the Effective Time and that, in the absence of the Transactions, is scheduled to vest in calendar year 2017 shall be deemed, as of immediately prior to the Effective Time, to be earned and be fully vested at the Effective Time.

(iii) The Surviving Corporation shall make all payments due under this Section 6.7(d) promptly and not later than 30 days following the Effective Time.

Parent shall cause the Surviving Corporation to make the payments due under this Section 6.7(d) and Parent shall take all actions necessary to ensure that the Surviving Corporation has cash sufficient to satisfy the payment obligations set forth in this Section 6.7(d), including, to the extent necessary, depositing with the Surviving Corporation the amounts due under this Section 6.7(d), including the employer’s share of employment Taxes, at or prior to any applicable payment date.

(e) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any affiliate of Parent and the Continuing Employee and subject to the terms of any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any employee benefit plan of Parent or (ii) create any third-party rights in any current or former employee or individual independent contractor of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.8 401(k) Plans. If requested by Parent at least 10 days prior to the Closing, then effective as of no later than the day immediately preceding the Closing, the Company will terminate each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”). If Parent requires the termination of the Company 401(k) Plans, then Parent or one of Parent’s ERISA Affiliates shall maintain or cause to be maintained, for the benefit of the Continuing Employees throughout the Transition Period, a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code, and (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (such plan being referred to as the “Parent 401(k) Plan”). Parent will provide for the Parent 401(k) Plan to accept, on or after Closing, the rollover by each Continuing Employee of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Company 401(k) Plans, including plan loans, in accordance with applicable Code provisions. Prior to the Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 6.9 Rule 16b-3. The Company Board of Directors, or a committee of non-employee directors thereof, shall, prior to the Effective Time, adopt a resolution providing in substance that the dispositions by the Company Insiders of Company Common Stock (including derivative securities with respect to Company Common Stock) contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder.

Section 6.10 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration under the Exchange Act, provided, however, that such delisting and termination shall not be effective until after the Effective Time.

Section 6.11 Dividends. If the Closing Date occurs after the record date for a regular quarterly cash dividend payable to holders of the Company Common Stock and prior to the payment date of such dividend (the “Final Quarterly Dividend”), then Parent or the Surviving Company will cause to be paid, out of the Exchange Fund, the Final Quarterly Dividend on behalf of the Company following the Closing on the scheduled payment date for such dividend.

Section 6.12 Transaction Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement and/or the Merger without the prior written consent of Parent.

Section 6.13 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.14 Company Equity and LTIP Awards. At least five business days prior to the Closing, the Company shall give Parent correct and complete lists, as of such date, of: (a) outstanding Company Options and other Company Equity Awards, and (b) Company LTIP Awards, including as applicable with respect to each category of awards: the holder, number of Company Shares then subject to such Company Option or other Company Equity Award, vesting schedule, grant date, expiration date and exercise price (if applicable), whether the holder of such award has made a deferral election with respect to such award under Code Section 409A, and whether the holder is a current or former employee, director, consultant or other individual independent contractor of the Company.

Section 6.15 FIRPTA. At the Closing, the Company shall provide to Parent a statement certificate, dated as of the Closing Date, in accordance with Treasury Regulations sections 1.1445-2(c) and 1.897-2(h) in the form of Exhibit B and a notice to the Internal Revenue Service in accordance with Treasury Regulations section 1.897-2(h) in the form of Exhibit C.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company Stockholder Approval has been obtained;

(b) No Restraints. No Governmental Authority of competent jurisdiction (in any case in a jurisdiction that is material to the business and operations of the Company and Parent, taken together) shall have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(c) Required Antitrust Clearances. Any (i) applicable waiting period (or extension thereof) relating to the Merger under the HSR Act has expired or been earlier terminated and (ii) clearance or affirmative approval of a Governmental Authority required under any Antitrust Law set forth on Section 7.1(c) of the Company Disclosure Letter has been obtained and any mandatory waiting period related thereto has expired;

(d) CFIUS Approval. The CFIUS Approval has been obtained; and

(e) ITAR. A period of 60 days shall have elapsed following written notice to the the Directorate of Defense Trade Controls under the ITAR, 22 CFR§122.4(b), with respect to the Transactions.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub (following the execution of the Joinder Agreement) to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.3(b) and (c) (Capitalization) are true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date) except for any inaccuracies that, individually or in the aggregate, would not result in the aggregate amount required to be paid by Parent as additional consideration in the Merger (including as a result of the assumption of additional Company Stock Options, Company Equity Awards, or other securities convertible into Company Shares) to increase by more than $30,000,000; (ii) set forth in Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.), Section 3.3(a) and (d) – (e) (Capitalization), Section 3.4 (Authority Relative to this Agreement), Section 3.20 (Brokers and Expenses), Section 3.21 (Takeover Statutes), Section 3.23 (Vote Required) and Section 3.24 (Opinion of Financial Advisor) (collectively, the “Company Specified Representations”) are, if qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date) and (iii) set forth in Article III, other than the Company Specified Representations, are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded (it being understood and hereby agreed that the “Company Material Adverse Effect” qualification set forth in clause (b) of Section 3.8 will not be disregarded pursuant to the terms of this proviso);

(b) Covenants. The Company has complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it prior to the Effective Time;

(c) Company Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement and is continuing; and

(d) Certificate. The Company has furnished Parent with a certificate, dated as of the Closing date and signed on its behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Section 7.2(a), (b) and (c) are satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent (i) set forth in Section 4.1(a) (Corporate Organization; Parent Subsidiaries) and Section 4.3 (Authority Relative to this Agreement), and the representations and warranties of Merger Sub set forth in Section 2.1 and Section 2.3 of the Joinder Agreement (following its execution) are, if qualified by materiality or “Parent Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Parent Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date), (ii) set forth in Section 4.8 (Sufficient Funds) are true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and (iii) set forth in Article IV, other than the Parent Specified Representations, and the representations and warranties of Merger Sub set forth in the Joinder Agreement (following its execution) other than the representations and warranties of Merger Sub set forth in Section 2.1 and Section 2.3 of the Joinder Agreement, are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement and the Joinder Agreement for purposes of this Section 7.3(a)(iii), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded;

(b) Covenants. Parent and Merger Sub (following the execution of the Joinder Agreement) have complied with or performed, in all material respects, the covenants, obligations and agreements of Parent and

Merger Sub under this Agreement and the Joinder Agreement to be complied with or performed by them on or prior to the Closing Date;

(c) Parent Material Adverse Effect. No Parent Material Adverse Effect has occurred since the date of this Agreement and is continuing; and

(d) Deliveries. Parent and Merger Sub have furnished the Company with (i) a certificate, dated as of the Closing Date and signed on their behalf by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions set forth in Section 7.3(a), (b) and (c) are satisfied and (ii) the Joinder Agreement (to the extent not previously delivered), duly executed by Merger Sub.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent if a Governmental Authority of competent jurisdiction (in any case in a jurisdiction that is material to the business and operations of the Company and Parent, taken together) shall have issued a final and nonappealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c) by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in either case, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.2 prior to the Outside Date or at least 45 days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub (following the execution of the Joinder Agreement) of its representations, warranties or covenants contained in this Agreement or the Joinder Agreement, and such breach has not been cured in all material respects;

(d) by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub (following the execution of the Joinder Agreement) of any of its representations, warranties or covenants contained in this Agreement or the Joinder Agreement in any case, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.3 prior to the Outside Date or at least 45 days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(e) by either Parent or the Company, if the Effective Time shall not have occurred by 5:00 p.m., Eastern Time, on July 12, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring prior to the Outside Date;

(f) by Parent, if, prior to receipt of the Company Stockholder Approval, the Company materially and willfully breaches its obligations under Section 5.2 or the Company Board of Directors or any committee thereof shall have effected a Company Change of Recommendation;

(g) by either the Company or Parent, if the Company Stockholder Approval is not obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h) by the Company in order to accept a Superior Proposal in accordance with Section 5.2(f); provided that as a condition to the termination of this Agreement by the Company pursuant to this Section 8.1(h), the Company pays Parent, or causes Parent to be paid, the Company Termination Fee payable under Section 8.2(b)(i); or

(i) by the Company, if Merger Sub has not joined this agreement by execution and delivery of the Joinder Agreement within 20 days of the date of this Agreement.

Section 8.2 Effect of Termination.

(a) To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party shall give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.3, this Section 8.2 and Section 9.3 through Section 9.14 will survive such termination; provided, however, that each Party will retain liability for its fraud or a willful and material breach of its representations, warranties covenants or agreements set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b) Company Termination Fee.

(i) If the Company terminates this Agreement pursuant to Section 8.1(h), then the Company shall pay or cause to be paid to Parent prior to or substantially concurrently with, and as a condition to such termination, an amount in cash equal to $96,500,000 (the “Company Termination Fee”).

(ii) If Parent terminates this Agreement pursuant to Section 8.1(f), then the Company shall pay the Company Termination Fee or cause the Company Termination Fee to be paid to Parent within five business days after such termination.

(iii) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(e) (solely in the event that the Company Stockholder Approval has not been obtained) or Section 8.1(g), (B) a Competing Proposal has been publicly disclosed after the date of this Agreement and prior to the date of such termination and has not been withdrawn prior to the Outside Date (in the case of a termination pursuant to Section 8.1(e)) or the date of the Company Special Meeting (in the case of a termination pursuant to Section 8.1(g)), and (C) within 12 months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal and such Competing Proposal (or any “superior proposal” permitted by the terms of such Competing Proposal) is subsequently consummated, then within five business days after the date of such consummation, the Company will pay or cause to be paid to Parent the

Company Termination Fee. For purposes of this Section 8.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “20%” will be deemed to be references to 50%.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i)-(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated by Parent. In no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

(v) The Company acknowledges that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to promptly pay any amount due pursuant to this Section 8.2(b), the Company shall pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Except in the case of fraud or a willful and material breach of the Company’s representations, warranties, covenants or agreements set forth in this Agreement prior to termination of this Agreement, and subject to Parent’s and Merger Sub’s rights set forth in Section 9.14(b), Parent’s right to receive payment from the Company of the Company Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Parent Related Parties against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall also be obligated with respect to Section 8.2, to the extent applicable, and except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 8.2(a)). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligation to consummate the Merger in accordance with Section 9.14(b) and the payment of the Company Termination Fee under this Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2(b)). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 9.14(b), (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b) or (iii) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Termination Fee under this Section 8.2(b). For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee.

(i) If (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) other than the condition set forth in Section 7.1(d), (B) DSS is willing to agree to In-Scope FOCI Mitigation, (C) Parent has not entered into a DSS Commitment Letter that continues in full force and effect, and (D) this Agreement is terminated by either the

Company or Parent pursuant to Section 8.1(e), then Parent shall pay or cause to be paid to the Company (x) if such termination was by Parent, prior to or substantially concurrently with, and as a condition to, such termination, or (y) if such termination was by the Company, within five business days of such termination, an amount in cash equal to $96,500,000 (the “Parent Termination Fee”).

(ii) In the event any amount is payable pursuant to the preceding clause (i) such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(iii) Parent and Merger Sub each acknowledge that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 the Company would not have entered into this Agreement and (B) the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If Parent fails to promptly pay any amount due pursuant to this Section 8.2(c), Parent shall pay to the Company all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by the Company), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Except in the case of fraud or a willful and material breach of Parent’s or Merger Sub’s representations, warranties, covenants or agreements set forth in this Agreement prior to termination of this Agreement, and subject to the Company’s rights set forth in Section 9.14(b), the Company’s right to receive payment from Parent of the Parent Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Company Related Parties against Parent, the Parent Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(c)), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that Parent and Merger Sub shall also be obligated with respect to Section 8.2, to the extent applicable, and except that Parent and Merger Sub shall remain obligated for, and the Company and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 8.2(a)). For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the obligation of Parent and Merger Sub to consummate the Merger in accordance with Section 9.14(b) and the payment of the Parent Termination Fee under this Section 8.2(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of such specific performance requiring Parent and Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2(c)). In any circumstance where performance by Parent of its obligations under this Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, the Company may, in its sole discretion (i) seek specific performance pursuant to Section 9.14(b), (ii) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c) or (iii) if the Company is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c). For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Stockholder Approval, no amendment shall be made that by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent or Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent shall pay any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes.

Section 9.4 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; (c) if sent by e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a business day before 5:00 p.m. in the time zone of the receiving party, when transmitted and the sender has received non-automated confirmation of receipt by the recipient; (d) if sent by e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a business day or after 5:00 p.m. in the time zone of the receiving party, and the sender has received non-automated confirmation of receipt by the recipient, on the following business day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to the Company, to:

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, California 95035

Telephone: +1 (408) 432-8888

Attention: Andrew Hughes, Vice President, General Counsel

Email: ahughes@intersil.com

with a copy (which shall not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Attention: Daniel R. Mitz, Micheal Reagan and Jonn Beeson

Email: drmitz@jonesday.com, mreagan@jonesday.com and jbeeson@jonesday.com

and

if to Parent or Merger Sub, to:

Renesas Electronics Corporation

Toyosu Foresia

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Telephone: +81-03-6773-3209

Attention: Haruka Osawa, General Counsel, Legal Division

Email: inxs@lm.renesas.com

with copies (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-6529, Japan

Telephone: +81-3-3214-6522

Facsimile: +81-3-3214-6512

Attention:Gary M. Smith and Jeff Schrepfer

Email: Gsmith@mofo.com and Jschrepfer@mofo.com

and to:

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601, U.S.A.

Telephone: +1 (212) 468-8000

Facsimile: +1 (212) 468-7900

Attention: Jeffery Bell

Email: Jbell@mofo.com

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Accelerated RSU” means the portion of each Company RSU (i) that is neither a 2017 Annual Grant nor an award that is not exempt from Code Section 409A pursuant to Treasury Regulations Section 1.409A-1(b)(4), (ii) that is outstanding immediately prior to the Effective Time and (iii) that, in the absence of the Transactions, is not scheduled to vest until calendar years (A) 2017, if the Effective Time occurs prior to April 1, 2017; (B) 2019; and (C) 2020.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (i) shall not be required to contain standstill provisions,

(ii) shall not provide for an exclusive right to negotiate with the Company, and (iii) shall not restrict the Company from complying with Section 5.2.

“Action” means any and all litigation, suits, actions, legal proceedings, audits, arbitrations or mediations by or before any Governmental Authority.

“Adverse Law or Order” means (i) any Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any Order preventing the consummation of the Merger.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“business days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York and Tokyo, Japan are authorized or required by applicable Law to close.

“CFIUS” means the Committee on Foreign Investment in the United States, and each member agency thereof, acting in such capacity.

“CFIUS Approval” means (i) CFIUS has issued a written notification stating that CFIUS has concluded that the Transactions contemplated by this Agreement are not a “covered transaction” and not subject to review under applicable Law; (ii) the review of the Transactions contemplated by this Agreement under Section 721 has been concluded, and CFIUS has determined that there are no unresolved national security concerns with respect to the Transactions; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (A) the President has not taken any action within 15 days from the date the President received the report from CFIUS or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.

“Claim” means any and all allegations, claims, demands and causes of action.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the amended and restated bylaws of the Company in effect on the date of this Agreement.

“Company Certificate” means the Certificate of Incorporation of the Company in effect on the date of this Agreement.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans, each option to purchase a share of Company Common Stock under the Company ESPP, and each other outstanding Company Option, Company RSU, Company MSU and Director RSU.

“Company Equity Plans” means: the Company’s Amended and Restated 2008 Equity Compensation Plan; the DSU Inducement Award Agreement between the Company and Necip Sayiner, effective April 1, 2013; the Company’s 1999 Equity Compensation Plan; the Company’s 2009 Option Exchange Plan; and the Company ESPP.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated), which is or within the last six years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six years, has been treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Company ESPP” means the Company’s Employee Stock Purchase Plan (as amended on May 6, 2014).

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Immaterial Trademark Licenses” means licenses or other rights of use granted by the Company or any Company Subsidiary in respect of Trademarks to Third Party vendors to refer to the Company as a customer and rights granted to third parties as part of corporate sponsorships, or other similar licenses or rights that are not material to the Company or Company Subsidiaries.

“Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Company Intervening Event” means an Effect (a) that was not known to the Company Board of Directors, or the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement and (b) that does not relate to any Competing Proposal.

“Company LTIP Award” means a cash-based award granted in connection with the Company’s annual equity grant program entitling the holder thereof to earn cash compensation in a fixed dollar amount subject to the holder’s continued service with the Company or Company Subsidiary over a period of three to four years.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects relating to the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes in the industry in which the Company and the Company Subsidiaries operate, (ii) general economic conditions, (iii) changes in securities markets, credit markets, currency markets or other financial markets, (iv) political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events, (vi) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), (vii) the negotiation, announcement (whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company), pendency or consummation of this Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact on the relationship of the Company or any the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), (viii) changes in the Company’s stock price or the trading volume (including suspension of trading) of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition), (ix) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates, (x) actions or omissions required of the Company under this Agreement or taken or not taken at the request of, or with the consent of, Parent or any of its affiliates, (xi) any Claims or Actions arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the Transactions, and (xii) any item or matter disclosed in the Company Disclosure Letter or in the Company SEC Reports filed prior to the date of this Agreement, except, in the case of each of clauses (i) through (vi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect), or (b) would prevent or materially impair or delay the Company from consummating the Merger.

“Company Outbound License Agreements” means Contracts pursuant to which any Company products are or have been directly or indirectly licensed or sold by the Company or any of the Company Subsidiaries to customers or channel partners in the ordinary course of business.

“Company Owned Intellectual Property” means any Intellectual Property that is owned by or purported to be owned, in whole or in part, by the Company or any of the Company Subsidiaries.

“Company Plans” means (i) all written employee benefit plans (as defined in Section 3(3) of ERISA), and (ii) all bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity-based incentive, cash-based incentive, retention incentive, compensatory change in control payment, profit sharing, vacation pay, paid time off, cafeteria plan, fringe benefit, deferred compensation, severance, supplemental termination pay, retiree medical or life insurance, supplemental retirement or other material compensation or benefit plans, programs, agreements or arrangements, in each case, with respect to which the Company or any Company Subsidiary has or would reasonably be expected to have any material liability or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or other individual providing services to the Company or any Company Subsidiary, but excluding compensation and benefit plans, programs and arrangements sponsored or maintained by a Governmental Authority.

“Company Products” means all product offerings, including all software, of the Company and each of the Company Subsidiaries (a) that are being sold, licensed, or distributed, as applicable, as of the date of this Agreement, or (b) that the Company, or any of the Company Subsidiaries, is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (i) those Third Party products or Open Source Materials embedded in or otherwise part of the product offering and (ii) any of the Company’s support, consulting and/or training services), in each case, that are material to the business of the Company and its Subsidiaries, taken as a whole.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU” means a restricted stock unit award entitling the holder thereof to receive the value of one share of Company Common Stock, whether payable in cash or shares of Company Common Stock, in respect of each unit subject to such award.

“Company Special Meeting” means the meeting of the holders of Company Shares for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Shares entitled to vote upon the adoption of this Agreement at the Company Special Meeting.

“Competing Proposal” means any offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates such Person or group acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 20% of the assets (as measured by fair market value as determined in good faith by the Company Board of Directors) of or equity interest in the Company (on a consolidated basis with its Subsidiaries) (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions), in each case other than the Merger.

“Confidentiality Agreement” means the Confidentiality Agreement, dated July 1, 2016, between Parent and the Company, as amended.

“Contract” means any agreement, contract, subcontract, settlement agreement, lease, sublease, legally binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Copyrights” means any and all U.S. and foreign copyrights, mask work rights and all other rights with respect to works of authorship and all registrations thereof and applications therefor.

“Credit Agreement” means the Company’s Amended and Restated Credit Agreement, dated July 19, 2016, with the lenders party thereto and Bank of America, N.A. as administrative agent, swing line lender, and letter of credit issuer.

“Domain Names” means all Internet domain name registrations.

“DSOS” means the Secretary of State of the State of Delaware.

“DSS” means the Defense Security Service of the U.S. Department of Defense.

“EAR” means the Export Administration Regulations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (iii) pollution or protection of the indoor or outdoor environment, occupational health as it relates to exposures to Hazardous Substances or natural resources, or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS) and the Waste Electrical and Electronic Equipment (WEEE).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FOCI Entity Plans” means the relevant plans, acceptable to DSS, related to the operation of the Palm Bay Facility under the Proxy Agreement (including a Technology Control Plan, an Electronic Communications Plan, and an Affiliated Operations Plan) (each as defined under the NISPOM).

“Governmental Authority” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government.

“Hazardous Substances” means (i) those substances, materials, contaminants or wastes defined in or regulated as “hazardous”, “toxic”, or “radioactive”, under the following U.S. federal statutes and their state counterparts, as amended to date, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) polychlorinated biphenyls, friable asbestos and radon, and (v) any biological or chemical substance, material or waste regulated or classified as “hazardous”, “toxic”, or “radioactive” by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent (a) in respect of notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (not including any undrawn amounts under standby letters of credit); (c) in respect of banker’s acceptances; (d) representing capital lease obligations; (e) representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed; or (f) representing any hedging obligations, if and to the extent any of the preceding items (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“In-Scope FOCI Mitigation” means (i) a Proxy Agreement with respect to the operations of the Company conducted only at the Palm Bay Facility or (ii) any form of mitigation under the FOCI Requirements that is no more restrictive than a Proxy Agreement with respect to the operations of the Company conducted only at the Palm Bay Facility, provided that such mitigation is also limited only to the Palm Bay Facility.

“Intellectual Property” means the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights, (d) Trademarks, (e) Domain Names and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“IRS” means the Internal Revenue Service.

“ITAR” means the International Traffic in Arms Regulations, 22 Code of Federal Regulations § 120 et seq.

“knowledge of Parent” means the actual knowledge of each executive officer of Parent set forth in Schedule 1.2, in each case assuming reasonable inquiry by such executive officer of those other employees of Parent who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to Parent.

“knowledge of the Company” means the actual knowledge of each executive officer of the Company set forth in Schedule 1.1 in each case assuming reasonable inquiry by such executive officer of those other employees of the Company who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company.

“Law” means any statute, code, rule, regulation, ordinance, rule of common law, or other pronouncement of any Governmental Authority having the effect of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), but excluding, with respect to Intellectual Property, nonexclusive licenses.

“NASDAQ” means the NASDAQ Global Select Market.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Palm Bay Facility” means the Company’s entire facility in Palm Bay, Florida.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate that (i) materially impairs the ability of Parent or Merger Sub (following the execution of the Joinder Agreement) to perform its obligations under this Agreement and the Joinder Agreement, (ii) would prevent Parent or Merger Sub from consummating the Merger or (iii) materially delays the consummation of the Transactions.

“Parent Specified Representations” means the representations and warranties of Parent set forth in Section 4.1(a) (Corporate Organization; Parent Subsidiaries), Section 4.3 (Authority Relative to this Agreement) and Section 4.8 (Sufficient Funds).

“Patents” means domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the Most Recent Company Balance Sheet or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet, (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (vi) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements, (vii) imposed on the underlying fee interest in leased real property, (viii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s real property, (ix) Liens imposed by applicable Law and (x) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Proxy Statement” means a proxy statement to be sent to the stockholders of the Company (together with any amendments or supplements thereto) with respect to the Company Special Meeting.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Authority, including any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Specified Antitrust Authority” means (i) any U.S. federal or state Governmental Authority, or (ii) any non-U.S. or supranational Governmental Authority listed on Section 7.1(c) of the Company Disclosure Letter to the extent such Governmental Authority’s clearance, consent or approval is required under Antitrust Laws in connection with the Transactions.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written offer constituting a Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which did not result from a breach of Section 5.2(a) and which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the stockholders of the Company than the Merger, taking into account such factors as the Company Board of Directors considers in good faith to be appropriate (including the terms and conditions of such offer, identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party” means any person other than the Company, Parent and each of their respective affiliates (including Merger Sub) and the respective Representatives of the Company, Parent and each of their respective affiliates.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Trade Secrets” means non-public know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable).

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
“2017 Annual Grant”	Section 5.1(c)
“affiliates”	Section 9.8
“Agreement”	Preamble
“Antitrust Approvals”	Section 6.2(b)
“Antitrust Counsel Only Material”	Section 6.1(b)
“Antitrust Restricted Material”	Section 6.1(b)
“Appraisal Rights”	Section 2.3(a)
“Blue Sky Laws”	Section 3.5(b)
“Book-Entry Shares”	Section 2.1(a)
“Certificate”	Section 2.1(a)
“Certificate of Merger”	Section 1.3
“Charter Documents”	Section 4.2
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“Company”	Preamble
“Company 401(k) Plans”	Section 6.8
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.2(a)
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Financial Advisor”	Section 3.24
“Company Material Contracts”	Section 3.17(a)
“Company MSU”	Section 2.4(c)
“Company Option”	Section 2.4(a)
“Company Owned Real Property”	Section 3.13(b)
“Company Preferred Stock”	Section 3.3(a)
“Company Real Property Leases”	Section 3.13(c)
“Company Related Parties”	Section 8.2(b)(v)
“Company Required Approvals”	Section 3.5(b)
“Company SEC Reports”	Section 3.7(a)
“Company Securities”	Section 3.3(c)
“Company Shares”	Recitals

Term	Section
“Company Specified Representations”	Section 7.2(a)
“Company Subsidiary”	Section 3.1(b)
“Company Termination Fee”	Section 8.2(b)(i)
“Continuing Employee”	Section 6.7(a)
“Covered Persons”	Section 6.4(a)
“Director RSU”	Section 2.4(d)
“D&O Insurance”	Section 6.4(c)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3(a)
“DOJ”	Section 6.2(a)
“DSS Commitment Letter”	Section 6.2(e)
“Earned MSU Shares”	Section 2.4(c)
“Effective Time”	Section 1.3
“Electronic Delivery”	Section 9.8
“Employment And Other HR Practices”	Section 3.11(d)
“Environmental Permits”	Section 3.16(d)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Export Control Laws”	Section 3.25
“Final Purchase Date”	Section 2.4(e)(iv)
“Final Quarterly Dividend”	Section 6.11
“FOCI Requirements”	Section 6.2(a)
“FTC”	Section 6.2(a)
“GAAP”	Section 3.7(b)
“ITAR/EAR Approval”	Section 6.2(a)
“Joinder Agreement”	Section 5.4(c)
“Merger”	Recitals
“Merger Sub”	Recitals
“Most Recent Company Balance Sheet”	Section 3.7(c)
“MSU Measurement Date”	Section 2.4(c)
“NISPOM”	Section 6.2(a)
“Non-U.S. Plan”	Section 3.10(g)
“OFAC”	Section 3.25
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent 401(k) Plan”	Section 6.8
“Parent Board of Directors”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Subsidiary”	Section 4.1(b)
“Parent Termination Fee”	Section 8.2(c)(i)
“Party” or “Parties”	Preamble
“Permits”	Section 3.6(a)
“Per Share Merger Consideration”	Section 2.1(a)
“Proposed Dissenting Shares”	Section 2.3(a)
“Purchase Period”	Section 2.4(e)(i)
“Regulatory Filings”	Section 6.2(a)
“RSU Payment”	Section 2.4(b)(i)
“Section 721”	Section 3.5(b)
“SOX”	Section 3.7(a)
“Surviving Corporation”	Section 1.1
“Transactions”	Recitals
“Transition Period”	Section 6.7(a)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$”or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Counterparts. This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) for the right of holders of Company Shares to receive the Per Share Merger Consideration, which shall be enforceable by such holders, (ii) for the rights of the holders of Company Options, Company RSUs, Company MSUs and Director RSUs to receive such amounts as provided for in Section 2.4, which shall be enforceable by such holders, (iii) as provided in Section 6.4 and (iv) subject to Section 8.2(a), for the rights of holders of Company Shares to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s fraud or willful and material breach of their representations, warranties, covenants or agreements set forth in this Agreement prior to any termination of this Agreement (provided, however, that the rights granted pursuant to this clause (iv) shall only be enforceable on behalf of such holders of Company Shares by the Company in its sole and absolute discretion), neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions (including Japan) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including Japan) of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. Nothing in this Agreement shall limit the right of the Company to bring and have heard and determined actions arising out of or relating to this Agreement in the courts of Japan.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Merger Sub (following the execution of the Joinder Agreement) may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) Parent and one or more direct or indirect wholly owned Subsidiaries of Parent, or (iii) one or more direct or indirect wholly owned Subsidiaries of Parent; provided, however, that no such assignment shall relieve Parent or Merger Sub (following the execution of the Joinder Agreement) of any obligation or liability under this Agreement. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14 Enforcement; Remedies; Specific Performance.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For purposes of clarity, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

RENESAS ELECTRONICS CORPORATION

By	/s/ Bunsei Kure
Name: Bunsei Kure
Title: Representative Director, President and CEO

INTERSIL CORPORATION

By	/s/ Necip Sayiner
Name: Necip Sayiner
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Joinder Agreement

This JOINDER AGREEMENT (this “Joinder Agreement”) dated as of [                ], 2016, is by and between Chapter One Company, a Delaware corporation (“Merger Sub”) and Intersil Corporation, a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein are defined in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, on September 12, 2016, the Company and Renesas Electronics Corporation, a Japanese corporation (“Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent and the Company agreed to effect the Merger upon the terms and subject to conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to the obligations of the Company to effect the Merger, the Merger Agreement provides that Merger Sub must enter into, and deliver to the Company a duly executed copy of, this Joinder Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

ARTICLE I – JOINDER; PART OF MERGER AGREEMENT

Merger Sub hereby becomes a party to the Merger Agreement and to be bound to the Merger Agreement as “Merger Sub” and a “Party”. Merger Sub hereby confirms all of the covenants and agreements set forth with respect to Merger Sub in the Merger Agreement.

This Joinder Agreement shall be deemed to be part of, and a modification to, the Merger Agreement and shall be governed by all the terms and provisions of the Merger Agreement, which shall continue in full force and effect as modified hereby as a valid and binding agreement of Merger Sub.

ARTICLE II – REPRESENTATIONS AND WARRANTIES

Merger Sub represents and warrants to the Company as set forth below.

Section 2.1 Corporate Organization. Merger Sub is a corporation organized, validly existing and in good standing under the Laws of the State of Delaware, is directly and wholly owned by Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 2.2 Charter Documents and Bylaws. Merger Sub has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date (such certificates of incorporation and bylaws or equivalent organizational documents collectively referred to as “Charter Documents”) of Merger Sub. Such Charter Documents are in full force and effect. Merger Sub is not in material violation of any of the provisions of its Charter Documents.

Section 2.3 Authority Relative to this Joinder Agreement.

(a) Merger Sub has all necessary corporate power and authority to execute and deliver this Joinder Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Joinder Agreement by Merger Sub and the consummation by Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Merger Sub’s respective stockholders) on the part of Merger Sub are necessary to authorize this Joinder Agreement or to consummate the Transactions (except for the filing of the Certificate of Merger with the DSOS). This Joinder Agreement has been duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The board of directors of Merger Sub adopted resolutions (i) determining that this Agreement and the Transactions is fair to, and in the best interests of, Merger Sub and its stockholder and (ii) approving and declaring advisable this Agreement and the Transactions (such approval and adoption having been made in accordance with the DGCL).

Section 2.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Joinder Agreement by Merger Sub do not, and the performance of this Joinder Agreement by Merger Sub will not, (i) conflict with or violate the Charter Documents of Merger Sub, (ii) conflict with or violate any Law or Order applicable to Merger Sub or by which any property or asset of it is bound or affected, or (iii) subject to obtaining the consents listed in Section 4.4(a) of the Parent Disclosure Letter, result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Merger Sub, or result in the creation of a Lien on a property or asset of Merger Sub pursuant to, any material contract of Parent, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) any filings as may be required under the rules and regulations of NASDAQ, (ii) the Securities Act, Exchange Act and Blue Sky Laws, (iii) the pre-merger notification requirements of the HSR Act and similar requirements in foreign countries under applicable Antitrust Laws, (iv) the DGCL, (v) the submission of a joint voluntary notice relating to the Transactions to CFIUS and any other related filings or requirements under 31 C.F.R. Part 800 and Section 721 in order to obtain the CFIUS Approval, (vi) the ITAR/EAR Approval, (vii) the FOCI Requirements and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 2.5 Information Supplied. The information supplied by Merger Sub for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the stockholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, Merger Sub makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement. The information supplied by Merger Sub for inclusion in the Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 2.6 Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the Transactions, Merger Sub has not incurred any obligations or liabilities, has not engaged in any business or activities of any type or kind whatsoever and has not entered into any Contracts or arrangements with any person or entity.

Section 2.7 Ownership of Company Capital Stock. Merger Sub does not beneficially own any Company Shares.

Section 2.8 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Section 2.01, none of Merger Sub, any of its affiliates or any other Person on behalf of Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Merger Sub or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be duly executed by their respective authorized officers as of the date first set forth above.

INTERSIL CORPORATION

By:
Name:
Title:

CHAPTER ONE COMPANY

By:
Name:
Title:

EXHIBIT B

Form of FIRPTA Certificate

STATEMENT OF NON-U.S. REAL PROPERTY HOLDING CORPORATION STATUS

PURSUANT TO TREASURY REGULATION SECTION 1.897-2(h) AND

CERTIFICATION OF NON-FOREIGN STATUS

Pursuant to the Agreement and Plan of Merger, dated as of September 12, 2016 (the “Agreement”), by and among Intersil Corporation, a Delaware corporation (“Company”), Renesas Electronics Corporation, a Japanese corporation (“Parent”) and Chapter One Company, a Delaware corporation, Parent will acquire 100% of the issued and outstanding shares of the Company (the “Acquisition”).

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a transferee of a “U.S. real property interest” (as that term is defined in § 897(c)(1) of the Code and Treas. Reg. § 1.897-1(c)) must withhold U.S. tax if the transferor is a foreign person. In order to confirm that Parent, as transferee, is not required to withhold tax under § 1445 of the Code from amounts paid to any Company stockholder as consideration in connection with the Acquisition contemplated by the Agreement, the undersigned, in his capacity as [                ] of the Company, hereby certifies the following pursuant to Treas. Reg. § 1.1445-2(c)(3) and Treas. Reg. § 1.897-2(h):

1. As of the date hereof, the Company is not a “U.S. real property holding corporation” (a “USRPHC”) as defined in § 897(c)(2) of the Code and Treas. Reg. § 1.897-2(b), and the Company has not been a USRPHC at any time during the five-year period ending on the date hereof.

2. As of the date hereof, none of the outstanding capital stock of the Company constitutes a “U.S. real property interest” as defined in § 897(c)(1) of the Code and Treas. Reg. § 1.897-1(c).

3. The Company is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the Treasury regulations promulgated thereunder).

4. The Company’s federal employer identification number is 59-3590018 and the Company’s address is 1001 Murphy Ranch Road, Milpitas, California 95035.

5. The Company acknowledges that (1) it is issuing this certificate and making the statements contained herein pursuant to Treas. Reg. § 1.1445-2(c)(3) and Treas. Reg. § 1.897-2(h), (2) it hereby authorizes and instructs its outside counsel to file this certificate and the attached notice on its behalf with the U.S. Internal Revenue Service within five (5) business days following the closing of the Acquisition, and (3) any false statement contained herein could be punished by fine, imprisonment, or both.

[Remainder of Page Intentionally Left Blank]

Under penalties of perjury I declare that I have examined this certification and the statements contained herein and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.

INTERSIL CORPORATION

By:
Name:
Title:
Date: , 2016

EXHIBIT C

Form of FIRPTA Notification Letter

Intersil Corporation

1001 Murphy Ranch Road, Milpitas, CA 95035

[Closing Date]

Director

Ogden Service Center

FIRPTA Unit

P.O. Box 409101

Ogden, UT 84409.

Re:    Notice Required Under Treasury Regulation Section 1.897-2(h)(2)

Dear Sir/Madam:

At the request of Renesas Electronics Corporation, a Japanese corporation (“Parent”), in connection with its acquisition of Intersil Corporation, a Delaware corporation (“Company”), pursuant to the Agreement and Plan of Merger by and among Company, Parent, and Chapter One Company, a Delaware corporation, we have provided the following statement to Parent as of the date hereof:

This Notice is provided pursuant to the requirements of Treasury Regulations Section 1.897-2(h)(2);

The following information relates to the corporation providing this Notice:

Name:	Intersil Corporation
Address:	1001 Murphy Ranch Road Milpitas, CA 95035
Taxpayer Identification No.:	59-3590018

The attached certification was not requested by a foreign interest holder. It was voluntarily provided by the Company in response to a request from Parent in accordance with Treasury Regulations Section 1.1445-2(c)(3)(i).

The following information relates to Parent:

Name:	Renesas Electronics Corporation
Address:	3-2-24, Toyosu, Koto-ku Tokyo 135-0061, Japan
Taxpayer Identification No.:	[Company TIN]/[N/A]

No interest in the Company is a U.S. real property interest.

A copy of the certification provided by Company to Parent in this regard is attached to this Notice.

Under penalties of perjury, the undersigned declares that he has examined the above notice (including the attachment hereto) and to the best of his knowledge and belief it is correct, and he further declares that he has authority to sign this document on behalf of the Company.

Sincerely,

INTERSIL CORPORATION

By:
Name:
Title:
Date: , 2016